SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934 (Amendment No. 1)

BIOPHARM ASIA, INC.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

09071E104

(CUSIP NUMBER)

Zuhong Xu
Giant Fortune Investment Management Limited
Shennan Zhong Road, P.O. Box 031-046
Shenzhen City, P.R. China 518031
+86 - 18820256880

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

March 1, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13D
(Amendment No1.

Explanatory Note

Giant Fortune Investment Management Limited (the “Reporting Person”) filed a Schedule 13D reporting its ownership of more than five percent of the outstanding shares of the common stock of BioPharm Asia, Inc, formerly Domain Registration, Corp (the “Issuer”) on June 26, 2009 (the “Original Schedule 13D).  The Reporting Person is filing this amendment to the Original Schedule 13D to report the disposition of an aggregate of 2,250,000 shares of the common stock of the Issuer as follows:

On November 15, 2010, the Reporting Person disposed of 250,000 shares of the Issuer by gift.
On March 1, 2011, the Reporting Person sold 2,000,000 shares for $278,000.

As a result of these dispositions, the Reporting Person owns 2,000,000 shares of the Issuer’s common stock, representing 2% of the 50,000,000 outstanding shares of common stock as of November 11, 2010.

Except as indicated below, the information contained in the Original Schedule 13D has not been modified or changed.

CUSIP NO.  09071E104

1	NAME OF REPORTING PERSON Giant Fortune Investment Management Limited
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power: 2,000,000
	8	Shared Voting Power: n/a
	9	Sole Voting Power: 2,000,000
	10	Shared Dispositive Power: n/a
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,000,000 shares of common stock, $.001 par value
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.0%*

* The total number of shares of Common Stock includes 50,000,000 shares of Common Stock outstanding as of November 11, 2010. The Reporting Person owns 2,000,000 shares of Common Stock.

Item 5.  Interest in Securities of the Issuer

      (a) The Reporting Person owns an aggregate of 2,000,000 shares of common stock, constituting 4.0% of the issued and outstanding shares of the Issuer's common stock based upon 50,000,000 shares issued and outstanding as of November 11, 2010.

      (b) The Reporting Person has sole power to vote or direct to vote of the Shares and the sole power to dispose or to direct the disposition of the Reporting Shares.

      (c) The Reporting Person has not effected any transaction involving the Issuer's securities within the sixty (60) preceding days, other than the sale on March 1, 2011 of 2,000,000 shares of common stock for $278,000. In addition, on November 15, 2010 the Reporting Person made a gift of 250,000 shares of common stock.

      (d) No person other than the Reporting Person has the right to receive or the right to direct the receipt of dividends from, or the proceeds from the sale of, the Reporting Shares.

SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amendment to the statement is true, complete and correct.

April 5, 2011	GIANT FORTUNE INVESTMENT MANAGEMENT LIMITED

	By:	/s/ Zuhong Xu
Zuhong Xu
Sole Member